Exhibit 10.1

Summary of Compensation Program for Non-Employee Directors

On April 28, 2006, the board of directors of Natrol, Inc. (the “Company”), acting upon the recommendations of the compensation committee of the board of directors, approved changes to the non-employee director compensation program for service on the board, effective on July 1, 2006.  The following details the new non-employee director compensation program:

Annual Cash Retainer Fee:	$20,000 ($5,000 per quarter)
Options:	150,000 non-qualified stock options over 3 years vesting quarterly(1)

(1)   The number of options granted to newly elected non-employee directors and vesting of such options is pro-rated depending upon the remaining term of office (class) for which the director has been elected.

The annual cash retainer fee is payable at the beginning of each quarter.  Directors do not receive separate meeting fees or fees for service as committee chairs.  The options vest quarterly over the remaining term of office of each board member.  The term of the options is ten years from the date of grant for any option granted under the 1996 Stock Option and Grant Plan and six years for any option granted under the 2006 Stock Option and Incentive Plan.  The option grants also are subject to the terms of the applicable option plan and individual non-qualified stock option agreements between the Company and each grantee.  In addition, the Company reimburses each non-employee director for his or her reasonable expenses for attending board, committee and stockholder meetings, as well as for certain expenses related to service on the board.